UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SKULLCANDY, INC.

(Name of Subject Company (Issuer))

POWDER MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

INCIPIO, LLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE	83083J104
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Scott Akamine

General Counsel and Secretary

Incipio, LLC

6001 Oak Canyon

Irvine, California 92618

(800) 733-0088

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Derek D. Dundas

Rutan & Tucker, LLP

611 Anton Boulevard, 14th Floor

Costa Mesa, California 92626

(714) 641-5100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
Not applicable	Not applicable

(1)	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The following statement was provided by Incipio, LLC (“Incipio”) in response to media inquiries regarding the Agreement and Plan of Merger, dated June 23, 2016, by and among Skullcandy, Inc. Powder Merger Sub, Inc., and Incipio:

“Incipio Group remains focused on and committed to the Skullcandy acquisition. We are excited about adding Skullcandy to the Incipio Group family.”

Important Additional Information

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Powder Merger Sub, Inc. (the “Purchaser”), a direct, wholly-owned subsidiary of Incipio, LLC (the “Parent”), for all of the outstanding common stock of Skullcandy, Inc. (“Skullcandy”), to be commenced pursuant to the Agreement and Plan of Merger, dated June 23, 2016, by and among the Parent, the Purchaser and Skullcandy.

The tender offer described in the documents filed herewith has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell any shares of Skullcandy. At the time the tender offer is commenced, Purchaser and Parent will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”) and Skullcandy will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

INVESTORS AND SKULLCANDY STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Those materials will be made available to Skullcandy stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.